Telephone (303) 893-2300	Clanahan, Beck & Bean, P.C. Attorneys at Law Suite 1401 1873 S. Bellaire Street Denver, Colorado 80222	Facsimile (303) 893-2882

October 27, 2010

Mr. Andrew Mew

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:      All-American SportPark, Inc.

            Form 10-K for the Fiscal Year Ended December 31, 2009

            Filed March 31, 2010
            File No. 000-24970

Dear Mr. Mew:

            Our firm serves as securities counsel to All-American Sportpark, Inc. (“AASP” or the “Company”).  This letter will serve as a response and/or explanation with respect to the comments contained in the comment letter dated October 22, 2010 from the staff of the Securities and Exchange Commission (the “Staff”).  The Company intends to file an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2009 (“Form 10-K”) upon resolution of your comments. The Form 10-K will reflect the Company’s responses to the Staff’s comments as well as update certain information and make conforming changes. To expedite your review, we have reproduced your comments and then provided our responses to your comments below.

Consolidated Balance Sheets, page F-2

1.      We read your response to comment two to our letter dated October 5, 2010. We are not persuaded by the information provided supporting your accounting conclusions reached with respect to your customer agreement with Callaway. In this regard, we note your present customer agreement with Callaway contains an exclusivity clause. Refer to Section 2.2 of your customer agreement which states both AAGC and SAGS will purchase all golf related products to be sold at the “Center” exclusively from Callaway. Therefore, in substance it appears AAGC, by way of its related party relationship with SAGS, is a customer of Callaway and the guidance contained in FASB ASC 605-50-45-

Mr. Andrew Mew October 27, 2010 Page 2

12 to 15 is applicable. Please revise your financial statements, or advise us why a revision is unnecessary. In doing so, please address the following:

•        FASB ASC 605-50-45-14 indicates that in order to recognize a payment for services delivered as revenue the identified benefit must be sufficiently separable from the customer’s purchase of the vendor’s products. Citing for us the relevant terms of the customer contract, please tell us if the identifiable benefit to Callaway (advertising) is sufficiently separable from the purchase of Callaway’s products.

•        Please explain to us if the advertising dollars received from Callaway were conditioned on future purchases of their products by either you or SAGS. Refer to Examples 23 and 24 in FASB ASC 605-50-55-115 to 120. If you conclude such amounts are not sufficiently separable, tell us your basis for the recognition of revenue under GAAP. If you conclude a portion of the consideration is separable, then please quantify for us the amounts spent on advertising.

•        The amounts for range and facility improvements do not appear to be appropriately characterized as revenue. In this regard, these amounts appear to be more appropriately characterized as a reduction of cost: or the book value of the capitalized asset improvements. Refer to the guidance cited above.

In response to this comment we intend to revise the financial statements for the year ended December 31, 2009 as follows:

1.   We will reverse the $33,000 recognized as revenue.

2    We will immediately recognize the $750,000 in cash received for operating costs, which will be reflected as a reduction of “General & administrative” expense from $1,964,247 to $1,214,247

3.   We will reverse the amount of deferred marketing revenue totaling $554,552 recorded as “Property and Equipment”, which will reduce the assets on the balance sheet by that amount.

4.   All reimbursements by Callaway beginning in 2010 will be offset to the related costs of such advertising expenditures, and thus not reflected as revenue.

We will also amend our reports on Form 10-Q for the first and second quarter of 2010, and reflect the restated numbers in our 2009 comparative numbers in the Form 10-Q for the third quarter of 2010.

The amendments to the prior reports will be filed as soon as practicable.

Mr. Andrew Mew October 27, 2010 Page 3

For your convenience, we have included our proposed disclosures related to your letter dated October 5, 2010, as well as the changes to the “Customer Agreement” of Note 7 to reflect the accounting as proposed above in the attached appendix.

* * * * * * * * * * *

        Please contact the undersigned if you have any questions or need any additional information in connection with this matter.

                                                                                                                                                  Very truly yours,

                                                                                                                                                  CLANAHAN, BECK & BEAN, P.C.

                                                                                                                                                   By:/s/ James P. Beck

                                                                                                                                                        James P. Beck

cc: All American SportPark, Inc.

      L.L. Bradford & Co.

APPENDIX

4. RELATED PARTY TRANSACTIONS

Due to related parties

The Company’s employees provide administrative/accounting support for (a) a golf retail stores wholly-owned by the Company's Chairman, named Las Vegas Discount Golf and Tennis (the "Paradise Store”), b) three golf retail stores, two of which are named Saint Andrews Golf Shop ("SAGS") and the other is a Las Vegas Golf and Tennis ("District Store"), owned by the Company's President and his brother, and (c) Sports Entertainment Enterprises, Inc. until February 2005. One of the SAGS stores is the retail tenant in the CGC.

Administrative/accounting payroll and employee benefits expenses are allocated based on an annual review of the personnel time expended for each entity. Amounts allocated to these related parties by the Company approximated $132,455 and $93,000 for the years ended December 31, 2009 and 2008, respectively. The Company records this allocation by reducing the related expenses and allocating them to the related parties.

In addition to the administrative/accounting support provided by the Company to the above stores, the Company received funding for operations from these and various other stores owned by the Company’s President, his brother, and Chairman. These funds helped pay for office supplies, phone charges, postages, and salaries. The net amount due to these stores totaled $1,089,040 and $1,452,670 as of December 31, 2009 and 2008, respectively. The amounts are non-interest bearing and due out of available cash flows of the Company. Additionally, the Company has the right to offset the administrative/accounting support against the funds received from these stores.

Notes and Interest Payable to Related Parties:

The Company has various notes and interest payable to the following entities as of December 31, 2009 and 2008:

                                                                                         2009                      2008

Various notes payable to the Paradise Store

bearing 10% per annum and due on demand           $      3,200,149            $3,363,473

Note payable to BE Holdings 1, LLC,

owned by the chairman of the board,

bearing 10% per annum and due on demand                      100,000                 100,000

Various notes payable to SAGS, bearing 10%

per annum and due on demand                                           630,580                 988,975

Various notes payable to the District Store,

bearing 10% per annum and due on demand                        85,000                   85,000

Note payable to SAGS for phone system,

payable in monthly payments of $457 through

2011                                                                                   10,241                   16,269

Total                                                                               4,025,970              4,553,717

Less current portion                                                                       -                   10,782

                                                                              $      4,025,970      $      4,542,935

In 2005, ANR, LLC ("ANR"), advanced the Company $800,000, to complete the settlement of action involving Sierra SportService Inc. Andre K. Agassi owns ANR. Mr. Agassi also owns ASI Group LLC, which is a principal shareholder of the Company. The promissory notes representing these obligations are personally guaranteed by Ronald S. Boreta, the Company's President. Interest accrues at 5% per annum, and the notes, including related interest, are payable on demand. The accrued interest payable balance at December 31, 2009 was $114,255. The interest payable as of December 31, 2008 is $114,255. The principal of the note was paid off on September 30, 2008 with the proceeds from the Urban Land Settlement.

All maturities of related party notes payable and the related accrued interest payable as of December 31, 2009 are due and payable upon demand. At December 31, 2009, the Company has no loans or other obligations with restrictive debt or similar covenants.

On June 15, 2009, we entered into a “Stock Transfer Agreement” with St. Andrews Golf, Ltd. a Nevada limited liability company, which is wholly-owned by Ronald Boreta, our chief executive officer and John Boreta, a principal shareholder of the Company. Pursuant to this agreement, we agreed to transfer a 49% interest in our wholly owned subsidiary, AAGC as a partial principal payment in the amount of $600,000 on our outstanding loan due to St. Andrews Golf Shop, Ltd. In March 2009, we engaged the services of an independent third party business valuation firm, Houlihan Valuation Advisors, to determine the fair value of the business and the corresponding minority interest. Based on the Minority Value Estimate presented in connection with this appraisal, which included valuations utilizing the income, market and transaction approaches in its valuation methodology, the fair value of a 49% interest totaled $ 600,000.

As of December 31, 2009 and 2008, accrued interest payable - related parties related to the notes payable – related parties totaled $3,890,858 and $3,467,379, respectively.

Lease to SAGS

The Company subleases space in the clubhouse to SAGS. Base rent includes $13,104 per month through July 2012 with a 5% increase for each of two 5-year options to extend in July 2012 and July 2017. For the years ended December 31, 2009 and 2008, the Company recognized rental income totaling $157,248 and $157,248.

7. COMMITMENTS

Customer Agreement

On June 19, 2009, the Company entered into a “Customer Agreement” with Callaway Golf Company (“Callaway”) and St. Andrews Golf Shop, Ltd. (“SAGS”) through our majority owned subsidiary AAGC. Pursuant to this agreement, AAGC shall expend an amount equal to or exceeding $250,000 for marketing and promotion of Callaway for a period of approximately three and one half years with an automatic extension to December 31, 2018 unless written notice of termination is received by November 2013. Additionally, AAGC will expend amounts to improve both their range facility as well as the golfing center. These improvements are to include Callaway Golf® branding elements. Callaway has agreed to provide funding and resources in the minimum amount of $2,750,000 to be allocated as follows: 1) $750,000 towards operating expenses of AAGC; 2) $750,000 towards facility improvements for both AAGC and St. Andrews Golf Shop; 3) $500,000 in range landing area improvements of AAGC and 4) three payments each of $250,000 for annual advertising expenses which will be repaid in golf merchandise to SAGS. AAGC will be reimbursed by SAGS for the expenditures in advertising. In substance, due to the related party nature of SAGS, the Company is also considered a customer of Callaway as it relates to this agreement. Therefore, we recognized the contributions from Callaway as follows:

Contribution of operating expenses totaling $750,000 (received July 2009) was presumed to be a reduction of such operating expenses and therefore reduced our “General and administrative” expense by that amount.

•        Contribution of range and other facility improvements totaling $554,552 were recorded as a reduction of the costs for those improvements. The contributions were exactly equal to the costs and therefore, no value as been recorded for these improvements.

The annual payments for advertising will begin in 2010 and will continue as long as Callaway, AAGC and SAGS agree to maintain the agreement through the term of the Customer Agreement in December 2018. Such contributions from Callaway of up to $250,000 annually will be recorded as a reduction of the Company’s costs for the related advertising.

10. LEGAL MATTERS

The Company was plaintiff in a lawsuit against Western Technologies and was awarded a judgment of $660,000 in March 2003. Western Technologies had appealed the judgment to the Nevada Supreme Court (the "Court"). Western Technologies was required to and did file a bond in the amount of the judgment to date, which was approximately $1,180,000 including the judgment, interest, and attorney's fees. In October 2006, the "Court" ruled in favor of the defendant, but it wasn’t until August 2007 that an agreement was reached and all parties signed a Settlement Agreement. The Company received a total of $550,000 and a net after attorney’s fees of $300,000, which was used to finish repairs on the facility and for some upgrades.

In December 2005, the Company commenced an arbitration proceeding before the American Arbitration Association against Urban Land of Nevada ("Urban Land") seeking reimbursement of the $800,000 paid in settlement of a legal matter involving Sierra SportService plus fees and costs pursuant to the terms of the Company's agreements with Urban Land which owns the property on which the CGC is located. Urban Land filed a counterclaim against the Company seeking to recover damages related to back rent allegedly owed by Company of approximately $600,000. In addition, Urban Land claimed the Company misused an alleged $880,000 settlement related to construction defects lawsuits.

Urban land also filed another lawsuit against the Company and claims against other parties in the arbitration proceeding. The claims against the Company were essentially identical to the claims above. The other parties included, among others, Ronald S. Boreta, the President of the Company; Vaso Boreta, Chairman of the Board of the Company; and Boreta Enterprise, Ltd., a principal shareholder of the Company. The other party claims alleged that the Company and others defrauded or otherwise injured Urban Land in connection with Urban Land entering into certain agreements in which the Company is a party. A summary judgment was issued in this case in the favor of the Company in June 2008.

On February 10, 2006, Urban Land filed a notice of default on the CGC ground lease claiming that certain repairs to the property had not been performed or documented. The Company filed a lawsuit in the Eighth Judicial District Court of Clark County Nevada to prevent Urban Land from declaring the Company in default of its lease. The claims in the notice of default were added to the arbitration proceeding. A summary judgment was awarded to the Company in February 2008 in this proceeding.

On September 15, 2008, the Company entered into a settlement agreement with Urban Land pursuant to which all of the outstanding claims between Urban Land, the Company, and certain other related parties. As a result of the settlement agreement, the appeal pending before the Nevada Supreme Court and the arbitration proceedings involving the parties were ended.

Under the terms of the settlement agreement, Urban Land agreed to pay the Company $850,000 for the Sierra SportService matter. Further, Urban Land will not charge any rent for the ground lease on the Callaway Golf Center for the months of October 2008 through March 2009.

Effective on April 1, 2009, the minimum rent under the lease will be approximately $40,140 per month which amount will be subject to certain increases in October 2012 and October 2017. In addition, Urban Land’s 35% interest in the Company’s All American Golf Center, Inc. subsidiary was cancelled.

As part of the settlement, Urban Land also paid ASI Group, LLC, a principal shareholder of the Company, $185,877 for legal expenses and released certain other related parties from any liability in connection with the legal proceedings.

The Company received the $850,000 during the year ended December 31, 2008 and recognized the settlement as part of other income (expense) totaling $1,019,812.